Exhibit 99.1

November 18, 2013

ChinaCache International Holdings Ltd. Announces Third Quarter 2013 Financial Results

BEIJING, Nov. 18, 2013 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the third quarter ended September 30, 2013.

Highlights for the Third Quarter of 2013

•         Net revenues in the third quarter reached RMB275.4 million (US$45.0 million). This represents a 6.9% increase from the previous quarter and a 31.6% increase year-over-year.

•         Gross profit in the third quarter was RMB87.6 million (US$14.3 million), an increase of 8.6% from the previous quarter and 28.3% year-over-year.

•         Gross margin in the third quarter improved to 31.8%, compared to 31.3% in the second quarter of 2013. Adjusted gross margin (non-GAAP) in the third quarter was 36.3%.

•         Adjusted net loss (non-GAAP) was RMB16.0 million (US$2.6 million) in the third quarter, compared to adjusted net income of RMB12.6 million in the second quarter of 2013.

“We delivered a robust year-over-year revenue growth of 31.6% in the third quarter with gross margin improving to 31.8%. During the quarter, the Company recorded net revenue growth across each of its industry verticals, particularly in its Enterprise, and Internet and software verticals. Also, we are pleased to see continuous expansion of our Enterprise customer base which marks the highest increase among all of our customer segments. We believe our strong growth will continue in the fourth quarter and drive revenue to record highs,” said Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache.

“China’s Internet industry continues to be fueled by greater demand for higher quality Internet content and the urge of better connection speeds. Favorable government policies are also expected to drive growth in Internet traffic, which we expect will increase demand for our services. Additionally, we anticipate that growth in OTT and IPTV, as well as the continued expansion of 3G and the expected launch of 4G wireless technologies, will drive exponential increases in mobile traffic, creating a tremendous opportunity in the future for ChinaCache,” added Mr. Wang. “In order to address these opportunities, we continue to make strategic investments in areas such as R&D, talents acquisition, product development and network resources to enhance our management system and operational capabilities. We’ve already implemented a CRM system and upgraded our ERP system, and will soon start the second phase of ERP upgrade. By implementing overall budget controls, human resources management and customer evaluations, we can increase our visibility and realize more effective and organized company operations. We see these initiatives important for us to maintain our competitive advantage and to benefit from not only China’s rapidly developing Internet market, but also the overseas markets.”

Third Quarter 2013 Financial Results

Net revenues for the third quarter of 2013 were RMB275.4 million (US$45.0 million), a 6.9% increase from the second quarter of 2013 and a 31.6% increase from the corresponding period in 2012. The Company recorded net revenue growth across each of its industry verticals, particularly in its enterprise vertical and Internet and software vertical. Enterprise revenues increased 18.7% over the second quarter of 2013, representing 10% of total net revenues in the third quarter of 2013. Revenues from Internet and software vertical increased 17.5% over the second quarter of 2013, representing 22% of total net revenues in the third quarter of 2013.

Cost of revenues for the third quarter increased 6.0% quarter-over-quarter and 33.3% year-over-year to RMB187.8 million (US$30.7 million). Gross margin was 31.8%, compared to 31.3% in the previous quarter and 32.6% in the corresponding period in 2012. Adjusted gross margin (non-GAAP), which excludes share-based compensation and depreciation and amortization expenses, was 36.3%, compared to 35.6% in the second quarter of 2013 and 38.7% in the corresponding period in 2012.

Sales and marketing expenses for the third quarter increased 2.1% from the previous quarter to RMB30.2 million (US$4.9 million) mainly due to an increase of RMB0.6 million in share-based compensation expenses associated with newly granted restricted shares and stock options in the third quarter. Sales and marketing expenses increased 40.2% year-over-year and accounted for 11.0% of net revenues in the third quarter of 2013.

General and administrative expenses for the third quarter increased 52.3% from the previous quarter to RMB48.2 million (US$7.9 million) and increased 116.7% year-over-year, accounting for 17.5% of net revenues in the third quarter of 2013. The increase in general and administrative expenses was primarily attributable to RMB13.5 million in accruals for bad debt provision from one single customer and an increase of RMB1.9 million in share-based compensation expenses associated with newly granted restricted shares and stock options in the third quarter.

Research and development expenses for the third quarter increased 5.8% over the previous quarter to RMB26.2 million (US$4.3 million) mainly due to an increase of RMB0.7 million in share-based compensation expenses associated with newly granted restricted shares and stock options in the third quarter. Research and development expenses increased 41.2% year-over-year and accounted for 9.5% of net revenues in the third quarter of 2013. The year-over-year increase was mainly due to the Company’s ongoing product development initiatives.

Operating loss was RMB17.1 million (US$2.8 million) in the third quarter of 2013, compared to an operating loss of RMB5.4 million in the previous quarter and an operating income of RMB5.9 million in the corresponding period in 2012. Non-GAAP operating loss, which excludes share-based compensation expense, was RMB12.2 million (US$2.0 million), compared to a Non- GAAP operating loss of RMB3.7 million in the second quarter of 2013 and a Non-GAAP operating income of RMB9.8 million in the corresponding period in 2012.

Income tax expense was RMB3.9 million (US$0.6 million) in the third quarter of 2013, compared to an income tax benefit of RMB15.1 million in the second quarter of 2013 and an income tax expense of RMB1.2 million in the third quarter of 2012. The income tax benefit of RMB15.1 million in the second quarter of 2013 is mainly attributed to the receipt of the “Key Software Enterprise” status for 2011 and 2012 and the subsequent acknowledgement by the local tax authorities in the second quarter of 2013.

Net loss was RMB22.7 million (US$3.7 million) in the third quarter of 2013, compared to a net income of RMB11.0 million in the second quarter of 2013 and net income of RMB2.9 million in the corresponding period in 2012. Basic and diluted loss per American Depositary Share (“ADS”) for the third quarter of 2013 were RMB1.00 (US$0.16) and RMB1.00 (US$0.16), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted net loss (non-GAAP), defined as net income before share-based compensation expense, foreign exchange loss or gain and penalties on uncertain tax positions, was RMB16.0 million (US$2.6 million), compared to an adjusted net income (non-GAAP) of RMB12.6 million in the second quarter of 2013 and adjusted net income (non-GAAP) of RMB8.2 million in the corresponding period in 2012. Non-GAAP basic and diluted loss per ADS for the third quarter of 2013 were RMB0.70 (US$0.11) and RMB0.70 (US$0.11), respectively.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expense and foreign exchange loss or gain, was RMB3.9 million (US$0.6 million) compared to RMB12.2 million in the second quarter of 2013 and RMB23.6 million in the corresponding period in 2012.

Capital Resources

As of September 30, 2013, the Company had cash and cash equivalents of RMB302.4 million (US$49.4 million). In addition, the Company had an available-for-sale investment amounting to RMB24.5 million (US$4.0 million) in an RMB denominated short- term fixed income fund which is presented as current assets. Capital expenditures for the third quarter of 2013 were RMB22.7 million (US$3.7 million).

Share Repurchases

On June 21, 2013, the Company’s Board authorized the Company to resume its previously announced US$10 million share repurchase plan. Under the resumed plan, ChinaCache is authorized, but not obligated, to repurchase up to US$8.5 million worth of its ADSs over the next 12 months on the open market or in block trades.

As of November 15, 2013, the Company had not repurchased any ADSs under the resumed plan.

Outlook for the Company’s Fourth Quarter of 2013

ChinaCache currently expects to generate total net revenues in the range of RMB293 million (US$47.9 million) to RMB298 million (US$48.7 million) for the fourth quarter of 2013, representing an increase of 30.2% to 32.4% year-over-year, and an increase of 6.4% to 8.2% from the third quarter of 2013. This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a conference call to discuss these results at 7:00 PM Eastern Standard Time on November 18, 2013, which corresponds to 8:00 AM Beijing time on November 19, 2013.

The dial-in details for the live conference call are as follows:

•            U.S. dial-in number: +1 (845) 675-0438

•            Hong Kong dial-in number: +852 3051-2745

•            International dial-in number: +65 6723-9385

•            China dial-in number: 400-1200-654

•            Conference ID: 9810-1978

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at en.chinacache.com.

A replay of the conference call will also be available until November 25, 2013 by dialing:

•            U.S. dial-in number: +1 (855) 452-5696

•            International dial-in number: +61 (2) 8199-0299

•            China dial-in number: 400-1200-932

•            Conference ID: 9810-1978

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income/(loss), adjusted net income/(loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expense.

To present non-GAAP operating income/(loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income as net income/(loss) before share-based compensation expense, foreign exchange loss or gain and penalties on uncertain tax positions.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expense and foreign exchange loss or gain that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•        Adjusted net income/(loss), EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•            They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•         They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•            They do not reflect income taxes or the cash requirements for any tax payments;

•         Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income/(loss), EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•         While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•         Other companies may calculate adjusted net income/(loss), EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader.  Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.1200 as of September 30, 2013.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2013 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES

•            Unaudited Condensed Consolidated Balance Sheets

•            Unaudited Condensed Consolidated Statements of Comprehensive Income

•            Supplementary Financial Data

•            Supplementary Operating Metrics

•            Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Sep 30	As of Sep 30
	2012	2013	2013
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	317,137	302,388	49,410
Restricted Cash	—	60,000	9,804
Accounts receivable, net	230,199	335,280	54,784
Prepaid expenses and other current assets	31,240	62,912	10,280
Available-for-sale investment	—	24,460	3,997
Deferred tax assets	13,626	13,614	2,225
Amount due from a related party	8,640	2,300	376
Total current assets	600,842	800,954	130,876

Non-current assets
Property, plant and equipment, net	179,239	228,449	37,328
Intangible assets, net	3,368	4,791	783
Land use right, net	—	50,989	8,332
Long term investments	15,136	19,503	3,187
Available-for-sale investments	82,292	13,956	2,280
Deferred tax assets	6,166	2,100	343
Other non-current assets	13,847	9,222	1,507
Total non-current assets	300,048	329,010	53,760

Total Assets	900,890	1,129,964	184,636

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short term loan	—	60,000	9,804
Accounts payable	106,399	183,762	30,026
Accrued employee benefits	36,084	43,160	7,052
Accrued expenses and other payables	57,773	165,442	27,033
Income tax payable	22,537	5,766	942
Liabilities for uncertain tax positions	11,786	11,312	1,848
Amounts due to related parties	1,062	1,015	166
Total current liabilities	235,641	470,457	76,871

Non-current liabilities
Deferred government grant	3,360	3,360	549
Total non-current liabilities	3,360	3,360	549

Total Liabilities	239,001	473,817	77,420

Total Shareholders’ equity	661,889	656,147	107,216

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	900,890	1,129,964	184,636

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Sep 30, 2012	Jun 30, 2013	Sep 30, 2013	Sep 30, 2013
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	209,202	257,730	275,392	44,999
Cost of revenues	(140,929)	(177,083)	(187,793)	(30,685)

Gross profit	68,273	80,647	87,599	14,314
Sales & marketing expenses	(21,567)	(29,615)	(30,235)	(4,940)
General & administrative expenses	(22,250)	(31,656)	(48,206)	(7,877)
Research & development expenses	(18,575)	(24,782)	(26,228)	(4,286)

Operating income/(loss)	5,881	(5,406)	(17,070)	(2,789)
Interest income	243	335	1,273	208
Interest expense	(209)	(289)	(1,609)	(263)
Other (expense)/income	(443)	1,604	431	70
Foreign exchange loss, net	(1,423)	(303)	(1,913)	(313)

Income/(loss) before income taxes	4,049	(4,059)	(18,888)	(3,087)
Income tax (expense)/benefit	(1,187)	15,070	(3,857)	(630)

Net income/(loss) attributable to ordinary shareholders	2,862	11,011	(22,745)	(3,717)

Foreign currency translation	81	(12)	337	55
Unrealized holding gains arising during the period	382	306	726	119
Reclassification adjustments for gains included in net income/(loss)	—	(1,090)	(323)	(53)

Total other comprehensive income/(loss), net of tax	463	(796)	740	121

Comprehensive income/(loss)	3,325	10,215	(22,005)	(3,596)

Earnings/(loss) per ordinary share:
Basic	0.01	0.03	(0.06)	(0.01)
Diluted	0.01	0.03	(0.06)	(0.01)

Earnings/(loss) per ADS:
Basic	0.13	0.49	(1.00)	(0.16)
Diluted	0.12	0.48	(1.00)	(0.16)

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	364,104,587	362,472,671	365,306,073	365,306,073
Diluted	370,237,748	367,753,503	365,306,073	365,306,073

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended
	Sep 30, 2012	Jun 30, 2013	Sep 30, 2013	Sep 30, 2013
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues breakdown:
Bandwidth, co-location and storage fees	118,374	147,152	155,667	25,436
Depreciation and amortization expenses	11,963	10,829	11,769	1,923
Payroll and other compensation costs of network operations personnel	6,745	11,395	12,269	2,005
Other cost of revenues	3,847	7,707	8,088	1,321
Total cost of revenues	140,929	177,083	187,793	30,685

Allocation of share-based compensation expenses:
Cost of revenues	698	301	535	87
Sales and marketing expenses	1,669	720	1,218	199
General and administrative expenses	777	335	2,162	353
Research and development expenses	737	318	923	151
Total share-based compensation expenses	3,881	1,674	4,838	790

Depreciation and amortization expenses:
Cost of revenues	11,963	10,829	11,769	1,923
Sales and marketing expenses	312	33	99	16
General and administrative expenses	282	1,784	1,667	272
Research and development expenses	1,674	1,991	2,159	353
Total depreciation and amortization expenses	14,231	14,637	15,694	2,564

Capital expenditures	31,316	28,444	22,689	3,707
As a percentage of net revenues	15.0%	11.0%	8.2%	8.2%

Supplementary Operating Metrics

(Unaudited)

	For the Three Months Ended
	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sept 30,
	2012	2012	2013	2013	2013

Revenues breakdown by industry verticals

Internet and software	20%	21%	20%	20%	22%
Mobile internet	18%	17%	17%	17%	17%
Media and entertainment	29%	30%	30%	29%	27%
E-commerce	24%	23%	22%	22%	21%
Enterprises	5%	6%	8%	9%	10%
Government agencies	4%	3%	3%	3%	3%
Total	100%	100%	100%	100%	100%

Revenue contributed by Top 5 customers as a percentage of revenues	22%	27%	28%	33%	33%

Number of active customers	1,138	1,265	1,363	1,476	1,589

Number of employees	758	900	1,060	1,257	1,265

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Sep 30,	Jun 30,	Sep 30,	Sep 30,
	2012	2013	2013	2013
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense and foreign exchange loss or gain

Net income/(loss)	2,862	11,011	(22,745)	(3,717)
Depreciation	14,231	14,174	15,258	2,493
Amortization	—	463	436	71
Interest expense	209	289	1,609	263
Interest income	(243)	(335)	(1,273)	(208)
Income tax expense/(benefit)	1,187	(15,070)	3,857	630
Share-based compensation	3,881	1,674	4,838	790
Foreign exchange loss	1,423	303	1,913	313
Penalties on uncertain tax positions	—	(352)	—	—
Adjusted EBITDA	23,550	12,157	3,893	635
Margin%	11.3%	4.7%	1.4%	1.4%

Adjusted net income — defined as net income/(loss) before share-based compensation, foreign exchange loss or gain and penalties on uncertain tax positions

Net income/(loss)	2,862	11,011	(22,745)	(3,717)
Share-based compensation	3,881	1,674	4,838	790
Foreign exchange loss	1,423	303	1,913	313
Penalties on uncertain tax positions	—	(352)	—	—
Adjusted net income/(loss)	8,166	12,636	(15,994)	(2,614)
Margin%	3.9%	4.9%	(5.8)%	(5.8)%
Earnings/(loss) per ordinary share:
Basic	0.02	0.03	(0.04)	(0.01)
Diluted	0.02	0.03	(0.04)	(0.01)
Earnings/(loss) per ADS:
Basic	0.36	0.56	(0.70)	(0.11)
Diluted	0.35	0.55	(0.70)	(0.11)

Non-GAAP gross profit — defined as gross profit before share-based compensation expense and depreciation and amortization

Gross profit	68,273	80,647	87,599	14,314
Plus: depreciation and amortization	11,963	10,829	11,769	1,923
Plus: Share-based compensation	698	301	535	87
Non-GAAP gross profit	80,934	91,777	99,903	16,324
Margin%	38.7%	35.6%	36.3%	36.3%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	21,567	29,615	30,235	4,940
Minus: Share-based compensation	(1,669)	(720)	(1,218)	(199)
Non-GAAP sales & marketing expenses	19,898	28,895	29,017	4,741
% of net revenues	9.5%	11.2%	10.5%	10.5%

General & administrative expenses	22,250	31,656	48,206	7,877
Minus: Share-based compensation	(777)	(335)	(2,162)	(353)
Non-GAAP general & administrative expenses	21,473	31,321	46,044	7,524
% of net revenues	10.3%	12.2%	16.7%	16.7%

Research & development expenses	18,575	24,782	26,228	4,286
Minus: Share-based compensation	(737)	(318)	(923)	(151)
Non-GAAP research & development expenses	17,838	24,464	25,305	4,135
% of net revenues	8.5%	9.5%	9.2%	9.2%

Non-GAAP operating income/(loss) — defined as GAAP operating income/(loss) before share-based compensation expense

Operating income/(loss)	5,881	(5,406)	(17,070)	(2,789)
Plus: Share-based compensation	3,881	1,674	4,838	791
Non-GAAP operating income/(loss)	9,762	(3,732)	(12,232)	(1,998)
Margin%	4.7%	(1.4)%	(4.4)%	(4.4)%

CONTACT: For investor and media inquiries please contact:

Ms. Yujie Li

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5305

Email: ir@chinacache.com

Ms. MaryBeth Csaby

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

Source: ChinaCache International Holdings Ltd.

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